         AGREEMENT DATED AS OF FEBRUARY 11, 2000, BETWEEN LIBERTY MEDIA CORPORATION ("LIBERTY") AND THE TODD-AO CORPORATION ("TODD").


                                    Recitals

A. On December 10, 1999, Liberty, AT&T Corp. ("Parent"), B-Group Merger Corp., a wholly-owned subsidiary of Parent, and Todd entered into an Agreement and Plan of Merger (the "Todd Merger Agreement"). The Todd Merger Agreement provides for the merger (the "Todd Merger") of B-Group Merger Corp. with and into Todd, with Todd surviving. As a result of the Todd Merger and the Restructuring Transactions contemplated by (and as defined in) the Todd Merger Agreement (the "Todd Restructuring Transactions"), Parent will acquire, and subject to certain conditions immediately transfer to Liberty, capital stock of Todd representing 60% of the outstanding equity and approximately 93% of the voting power of Todd. As used herein, the term "Todd Controlling Interest" means the interest in Todd acquired by Liberty as a result of the Todd Merger and the Todd Restructuring Transactions.

B. On December 30, 1999, Liberty, Parent, C-Group Merger Corp., a wholly-owned subsidiary of Parent, SounDelux Entertainment Group, Inc., a California corporation ("SEG California"), and SounDelux Entertainment Group of Delaware, Inc., a Delaware corporation and wholly-owned subsidiary of SEG California ("SEG Delaware"), entered into an Agreement and Plan of Merger (the "SEG Merger Agreement"). The SEG Merger Agreement provides for (i) the merger (the "SEG Reincorporation Merger") of SEG California with and into SEG Delaware, and (ii) the merger (the "SEG Merger") of C-Group Merger Corp. with and into SEG Delaware, with SEG Delaware surviving. As a result of the SEG Merger and the Restructuring Transactions contemplated by (and as defined in) the SEG Merger Agreement (the "SEG Restructuring Transactions"), Parent will acquire, and subject to certain conditions immediately transfer to Liberty, capital stock of SEG Delaware representing more than 55% of the outstanding equity and 92% of the voting power of SEG Delaware. As used herein, the term "SEG Controlling Interest" means the interest in SEG Delaware acquired by Liberty as a result of the SEG Merger and the SEG Restructuring Transactions.

C. On December 6, 1999, Liberty, Parent, D-Group Merger Corp., a wholly-owned subsidiary of Parent, and Four Media Company ("4MC") entered into an Agreement and Plan of Merger (the "4MC Merger Agreement"). The 4MC Merger Agreement provides for the merger (the "4MC Merger") of D-Group Merger Corp. with and into 4MC, with 4MC surviving. As a result of the 4MC Merger and the Restructuring Transactions contemplated by (and as defined in) the 4MC Merger Agreement (the "4MC Restructuring Transactions"), Parent will acquire, and subject to certain conditions immediately transfer to Liberty, 100% of the capital stock of 4MC. As used herein, the term "4MC Interest" means 100% of the capital stock of 4MC.

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D.  The Amended and Restated Certificate of Incorporation of SEG to be adopted by SEG pursuant to the SEG Merger Agreement (the "New SEG Charter") provides that, following the Todd Merger and the SEG Merger, the stockholders of SEG other than Liberty will have the right (the "SEG Holders' Exchange Right"), on terms and conditions provided for in the New SEG Charter, to exchange their SEG shares for shares of Todd at a ratio to be fixed at the time of the SEG Merger in the manner provided for in the New SEG Charter.

E. As soon as practicable following the Todd Merger, the Todd Restructuring Transactions, the SEG Merger, and the SEG Restructuring Transactions, Liberty will contribute the Todd Controlling Interest to SEG in exchange for additional shares of voting stock of SEG (the "Todd Contribution"). As a result of the Todd Contribution and the SEG Contribution (defined below), SEG will be holding company controlled by Liberty, whose only assets are its controlling interest in Todd.


        NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties to this Agreement HEREBY AGREE AS FOLLOWS:

        ARTICLE I. Certain Definitions. As used herein, the following terms have the corresponding meanings:

        1.1 "Closing Adjustment" means the sum of the Adjustment Amount, the Option Credit, and Net Working Capital, as such terms are defined in the SEG Merger Agreement, in each case as determined pursuant to Section 2.10 of the SEG Merger Agreement as of the effective time of the SEG Merger and certified to Todd by Liberty in writing.

        1.2 "Designated Options" means options granted by SEG to purchase up to 240,000 shares of New SEG Class A Common Stock at an exercise price of $7.00 per share, vesting in three annual installments starting August 30, 2000.

        1.3 "4MC Warrant Value" means the fair market value on the date of the 4MC Contribution of a warrant, exercisable at any time from that date through April 7, 2006, to purchase 354,838 shares of LMGA, at an exercise price of $46.50 per share. For purposes of this definition, the "fair market value" of such warrant means the value of such warrant as returned by the Black-Scholes valuation model or such other quantitative valuation methodology as Liberty and Todd shall agree is appropriate for valuing the above warrant.

        1.4 "LMGA" means the Class A Liberty Media Group Common Stock, par value $1.00 per share, of Parent.

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        1.5 "MTS Earnout" has the meaning provided for in the SEG Merger
Agreement.

        1.6 "New SEG Class A Common Stock" means the Class A Common Stock, par value $.0001 per share, of SEG Delaware, after giving effect to the reclassification of SEG Delaware's outstanding common stock provided for in the SEG Merger Agreement.

        1.7 "New Todd Class A Common Stock" means the Class A Common Stock, par value $.01 per share, of Todd, after giving effect to the reclassification of Todd's outstanding common stock provided for in the Todd Merger Agreement.

        1.8 "New Todd Class B Common Stock" means the Class B Common Stock, par value $.01 per share, of Todd, after giving effect to the reclassification of Todd's outstanding common stock provided for in the Todd Merger Agreement.

        1.9 "Old SEG Common Stock" means the Common Stock, without par value, of SEG Delaware, as in effect after the Reincorporation Merger and prior to the reclassification of SEG Delaware's outstanding common stock, in each case as provided for in the SEG Merger Agreement.

       1.10 "Option Offset" means the aggregate number of shares of New Todd Class A Common Stock issuable upon the exercise of SEG stock options assumed by Todd pursuant to Section 2.3 hereof in connection with the Todd Contribution, other than the Designated Options and the MTS Earnout.

       1.11 "SEG" means, at and prior to the effective time of the Reincorporation Merger, SEG California, and following the effective time of the Reincorporation Merger, SEG Delaware.

       1.12 "TODDA Average Closing Price" means the average of the closing market price per share, as of 4:00 p.m. New York City time, of the Class A Common Stock, par value $.01 per share, of Todd, as in effect prior to the reclassification of Todd's outstanding common stock provided for in the Todd Merger Agreement (NMS:TODDA), on The Nasdaq Stock Exchange over the 20 consecutive trading days for such Class A Common Stock last preceding the date of the Todd Merger.

       1.13 "Todd/SEG Consideration" means a number of shares of New Todd Class B Common Stock equal to the sum of the following:

            (a) 11,363,636, plus

            (b) the Closing Adjustment divided by the TODDA Average Closing
                Price, plus

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            (c) $5,000,000 (the agreed value of the performance recognized by the MTS Earnout) divided by the TODDA Average Closing Price,

                minus

            (d) the Option Offset.

       1.14 "Todd/4MC Consideration" means a number of shares of New Todd Class B Common Stock equal to the sum of the following:

            (a) 8,417,421 (i.e., 3,176,385 shares of LMGA to be issued in the
                4MC Merger, times the agreed ratio of 2.65 shares of New Todd Class B Common Stock for each share of LMGA), plus

            (b) 5,896,296 (i.e., $123,085,181 (the cash component of the aggregate 4MC Merger consideration), divided by $20.875 (the closing price of TODDA on December 6, 1999), plus

            (c) 1,994,767 (i.e., 1,936,779 (the number of LMGA shares required to satisfy 4MC options outstanding on December 6, 1999), times $21.50 (the agreed average in-the-money amount), divided by $20.875 (the closing price of TODDA on December 6, 1999), plus

            (d) the 4MC Warrant Value divided by the TODDA Average Closing
                Price.


        ARTICLE II. SEG Contribution.

        2.1 Contribution. Subject to and as soon as practicable following the Todd Contribution, Liberty will cause SEG to contribute to Todd (the "SEG Contribution") 100% of the assets of SEG (other than the Todd Controlling Interest) as a going concern, in exchange for (i) the Todd/SEG Consideration and
(ii) assumption by Todd of 100% of the liabilities of SEG, including without limitation all obligations in respect of the options assumed by Todd in connection with the SEG Contribution pursuant to Section 2.3 hereof, but excluding any obligation whatsoever arising from the SEG Holders' Exchange Right.

        2.2 Consideration. The Todd/SEG Consideration will be payable as follows:

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                (a) At the closing of the SEG Contribution, Todd shall deliver to SEG the number of shares of New Todd Class B Common Stock provided for in subsections 1.13(a) and 1.13(c).

                (b) As soon as practicable after the Closing Adjustment has been finally determined pursuant to Section 2.10 of the SEG Merger Agreement, Todd shall deliver to SEG that number of shares of New Todd Class B Common Stock provided for in subsection 1.13(b), minus the number of shares in subsection 1.13(d); provided, however, that if such result is a negative number, Liberty shall return that number of shares of New Todd Class B Common Stock to Todd.

        2.3 Options. Without limiting the generality of Section 2.1(ii) of this Agreement, concurrently with the SEG Contribution, Todd shall assume and be responsible for all stock options granted by SEG prior to the SEG Merger and in effect on the date of the SEG Contribution (including, in the case of any stock options granted with tandem stock appreciation rights, such stock appreciation rights), to the extent that such stock options (and stock appreciation rights, if any) relate to shares of New SEG Class A Common Stock, including without limitation the Designated Options. For the avoidance of doubt, Todd shall not be responsible for any stock options granted by SEG prior to the SEG Merger to the extent that, after the SEG Merger, such options relate to shares of LMGA.

ARTICLE III. 4MC Contribution.

        3.1 Contribution. As soon as practicable following consummation of the Todd Merger, the Todd Restructuring Transactions, the 4MC Merger, and the 4MC Restructuring Transactions, Liberty shall contribute to Todd (or, if the Todd Contribution shall have already been consummated, Liberty shall contribute to SEG and shall cause SEG to contribute to Todd) the 4MC Interest, in exchange for the Todd/4MC Consideration (in either case, the "4MC Contribution").

        3.2 Consideration. The Todd/4MC Consideration will be payable in full at the closing of the 4MC Contribution, as provided in Section 1.14.

        3.3 Independent Transaction. Neither the Todd Contribution nor the SEG Contribution is a condition precedent to the 4MC Contribution. The 4MC Contribution may take place before, after, or concurrently with the Todd Contribution and/or the SEG Contribution.

        3.4 Warrant Value. In the event of any dispute between Liberty and Todd as to amount of the 4MC Warrant Value, such dispute shall be referred for resolution by negotiation between a senior executive designated by Liberty and a senior executive designated by Todd prior to the Todd Merger. The initial executives so designated are David Beddow for Liberty and Salah Hassanein for Todd. A party may change its designated executive by written notice to the other

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party, provided that Todd's designee shall not be changed after the Todd Merger without the consent of a majority of the directors of Todd who were directors of Todd prior to the Todd Merger. However, if such executives cannot resolve any such dispute within 30 days, either party may refer the dispute for resolution by binding arbitration before a single arbiter, in accordance with the rules of the American Arbitration Association, or such other rules as the parties shall mutually agree.

ARTICLE IV. Certain Representations, Warranties and Covenants.

        4.1. Representations, Warranties and Covenants of Liberty. Liberty hereby represents, warrants and covenants to Todd as follows:

                (a) Liberty has provided Todd with true, correct and complete copies of the SEG Merger Agreement and the 4MC Merger Agreement, as executed. Liberty will promptly notify Todd of any amendment or modification to the SEG Merger Agreement or the 4MC Merger Agreement and will not consent to any such amendment or modification adverse to Todd hereunder without the prior written consent of Todd, which consent will not be unreasonably withheld or delayed.

                (b) Between the closing of the SEG Merger and the consummation of the SEG Contribution, Liberty shall not cause or permit SEG to pay or declare any dividend or distribution on its capital stock, or otherwise to do anything that would have been prohibited by Section 7.4 of the SEG Merger Agreement during the period between the signing of the SEG Merger Agreement and the closing of the SEG Merger, in any case without the prior written consent of Todd, which consent will not be unreasonably withheld or delayed. Between the closing of the 4MC Merger and the consummation of the 4MC Contribution, Liberty shall not cause or permit 4MC to pay or declare any dividend or distribution on its capital stock, or otherwise to do anything that would have been prohibited by Section 7.4 of the 4MC Merger Agreement during the period between the signing of the 4MC Merger Agreement and the closing of the 4MC Merger, in any case without the prior written consent of Todd, which consent will not be unreasonably withheld or delayed.

                (c) This Agreement has been duly executed and delivered by Liberty. Liberty has all requisite corporate power and authority to enter into this Agreement and Liberty has all requisite corporate power and authority to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Liberty of this Agreement and the performance by Liberty of its obligations hereunder have been duly and validly authorized by all necessary corporate action on its part. This Agreement is a legal, valid and binding obligation of Liberty, enforceable in accordance with its terms.

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        4.2. Representations, Warranties and Covenants of Todd. Todd hereby represents, warrants and covenants to Liberty as follows:

                (a) This Agreement has been duly executed and delivered by Todd. Subject to stockholder approval, Todd has all requisite corporate power and authority to enter into this Agreement and Todd has all requisite corporate power and authority to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Todd of this Agreement and the performance by Todd of its obligations hereunder have been duly and validly authorized by all necessary corporate action on its part, except for the approval of this Agreement and of the transactions contemplated hereby by the holders of shares of Todd common stock representing a majority of the voting power of Todd's outstanding common stock, which is the only approval by security holders of Todd required for the due and valid authorization of this Agreement and the transactions contemplated hereby. This Agreement is a legal, valid and binding obligation of Todd, enforceable in accordance with its terms. The shares of New Todd Class B Common Stock to be issued to Liberty or SEG pursuant to this Agreement, when issued in accordance with this agreement, will be duly authorized, validly issued, fully paid and non-assessable and no stockholder or other security holder of Todd will have any preemptive right of subscription or purchase in respect thereof.

                (b) Todd will cause this Agreement and the transactions contemplated hereby (including, without limitation, the issuance of the shares of New Todd Class B Common Stock provided for herein and any increase in the number of authorized shares required for such issuance) to be submitted for approval to the stockholders of Todd entitled to vote thereon, in accordance with Todd's certificate of incorporation and bylaws as then in effect and all applicable laws, at the same meeting of the stockholders of Todd called for consideration of the Todd Merger and any adjournments of such meeting. The Proxy Statement (as defined in the Todd Merger Agreement) shall include a recommendation of the Board of Directors of Todd in favor of the approval of this Agreement and the transactions contemplated hereby.

        4.3. Further Assurances. If at, or at any time after, the closing of the SEG Contribution or the 4MC Contribution, as applicable, either party considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in Todd the right, title and interest of Todd in, to and under (i) any of the rights, properties, or assets of SEG, or (ii) the 4MC Interest, as applicable, or otherwise to carry out the intent and purposes of this Agreement, then, at the request of either party, each party shall execute and deliver (or cause to be executed and delivered), all such deeds, bills of sale, assignments and assurances and shall take and do all such other actions and things as either party may determine to be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets of

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SEG or the 4MC Interest, as applicable, or otherwise to carry out the intent and purposes of this Agreement.

        4.4 Todd Charter. Notwithstanding the Todd Merger Agreement, the form of certificate of incorporation attached thereto as the certificate of incorporation of the corporation surviving the Todd Merger shall be modified, prior to the effective time of the Todd Merger, to provide for authorized capital of not less than 300,000,000 shares of New Todd Class A Common Stock and 100,000,000 shares of New Todd Class B Common Stock. The parties shall use commercially reasonable efforts to amend the Todd Merger Agreement to provide for such modification, to the extent such an amendment would be required under the Todd Merger Agreement, prior to the mailing of the Proxy Statement.

ARTICLE V. Conditions.

        The respective obligations hereunder of Liberty and Todd to consummate the Todd Contribution, the SEG Contribution and the 4MC Contribution are in each case subject to the satisfaction of each of the following conditions:

        5.1. Absence of Injunctions and Proceedings. No permanent or preliminary Injunction or restraining order or other order by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition shall be in effect, (i) preventing consummation of any of the transactions contemplated hereby as provided herein, or permitting such consummation only subject to any condition or restriction that has had or could have a material adverse effect on the business, operations, results of operations, financial condition, or prospects of Liberty, Todd, SEG, 4MC or any direct or indirect subsidiary of any of them or of any other affiliate of Liberty, (ii) requiring the divestiture, as a result of any of the transactions contemplated hereby, of any substantial portion of the business or assets of Liberty, Todd, SEG, 4MC or of any direct or indirect subsidiary of any of them or of any other affiliate of Liberty, (iii) imposing material limitations on the ability of Liberty (directly or, in the case of indirectly owned securities, indirectly) effectively to exercise full rights of ownership of shares of capital stock or other ownership interests of Todd, SEG, 4MC or any other direct or indirect subsidiary of Liberty (including the right to vote such shares or other ownership interests on all matters properly presented to the shareholders or other equity holders of such entity) or making the holding by Liberty (or a direct or indirect subsidiary of Liberty) of any such shares or other ownership interests illegal or subject to any materially burdensome requirement or condition, or (iv) requiring Liberty, Todd, SEG, 4MC or any direct or indirect subsidiary of any of them or any other affiliate of Liberty to cease or refrain from engaging in any line of business, as a result of this Agreement or any transaction contemplated hereby.

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

        5.2. No Adverse Enactments. No statute, rule, regulation, law, order, judgment or decree enacted, promulgated, entered, issued, enforced or deemed applicable by any foreign or U.S. federal, state or local court or other governmental authority of competent jurisdiction shall be in effect that (i) makes this Agreement, the Todd Contribution, the SEG Contribution, the 4MC Contribution or any other transaction contemplated hereby illegal or imposes or is reasonably likely to impose material damages or penalties in connection therewith or otherwise prohibits or unreasonably delays any such transaction,
(ii) requires or is reasonably likely to require, as a result of the consummation of the Todd Contribution, the SEG Contribution, the 4MC Contribution or any other transaction contemplated hereby, the divestiture of or any restrictions or conditions on the conduct of any substantial portion of the business or assets of Liberty, Todd, SEG, 4MC or any direct or indirect subsidiary of any of them or of any other affiliate of Liberty, (iii) imposes or is reasonably likely to result in imposition of material limitations on the ability of Liberty (directly or, in the case of indirectly owned securities, indirectly) effectively to exercise full rights of ownership of shares of capital stock or other ownership interests of Todd, SEG, 4MC or any other direct or indirect subsidiary of Liberty (including the right to vote such shares or other ownership interests on all matters properly presented to the shareholders or other equity holders of such entities), or makes the holding by Liberty (or a direct or indirect subsidiary of Liberty) of any such shares or other ownership interests illegal or subject to any materially burdensome requirement or condition, or (iv) requires or is reasonably likely to require Liberty, Todd, SEG, 4MC or any direct or indirect subsidiary of any of them or any other affiliate of Liberty to cease or refrain from engaging in any material business, as a result of this Agreement or the consummation of any transaction contemplated hereby.

        5.3. Tax Matters. There shall not have been any change in law or regulation, and no new decision, regulation or interpretation published by the Internal Revenue Service or any other governmental authority of competent jurisdiction after the date of this Agreement, that could reasonably be anticipated to make the Todd Contribution, the SEG Contribution or the 4MC Contribution taxable to Liberty, Todd, SEG or 4MC (or any member of a consolidated group of which Liberty, Todd, SEG or 4MC is a member) for U.S. federal income tax purposes.

ARTICLE VI. Indemnification.

        From and after the consummation of the SEG Contribution in accordance with this Agreement, Liberty shall cause SEG to indemnify and defend Todd and hold Todd harmless from and against any and all claims, liabilities, damages, costs, actions and causes of action whatsoever, whether known or unknown, matured or unmatured, fixed or contingent, arising from or in connection with the SEG Holders' Exchange Right.

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ARTICLE VII. Termination.

        If the Todd Merger Agreement shall terminate for any reason in accordance with Section 9.1 of the Todd Merger Agreement, then either party shall have the right to terminate this Agreement, effective on written notice of such termination to the other party; provided, however, that the party terminating this Agreement shall not have been in breach of or default under the Todd Merger Agreement at the time that the Todd Merger Agreement was terminated.

ARTICLE VIII. Miscellaneous.

        8.1. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telegram or confirmed telex or telecopier, as follows:

                (a) If to Liberty:

                             Liberty Media Corporation
                             9197 South Peoria Street
                             Englewood, CO 80112
                             Attention: General Counsel
                             Facsimile: (720) 875-5382

                (b) If to the Company:

                             The Todd A-O Corporation
                             514 Via De La Valle,
                             Suite 300A
                             Solana Beach, CA 92075
                             Attention: General Counsel
                             Facsimile: (619) 509-9785

or to such other person or address as any party shall specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery or on the third business day after the mailing thereof, except that any notice of a change of address shall be effective only upon actual receipt thereof.

        8.2. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral and written, between the parties with respect to such subject matter.

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        8.3. Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any party (whether by operation of law or otherwise) without the prior written consent of each other party. Subject to the immediately preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        8.4. Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

        8.5. Counterparts. This Agreement may be executed in counterparts, and on separate counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

        8.6. Applicable Law. This Agreement and the legal relations between the parties hereunder shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed wholly therein.

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                             THE TODD-AO CORPORATION



                             By:  /s/ Salah M. Hassanein
                                 -----------------------------------------------
                                 Name: Salah M. Hassanein
                                 Title: President & CEO


                             LIBERTY MEDIA CORPORATION



                             By:  /s/ Charles Y. Tanabe
                                 -----------------------------------------------
                                 Name: Charles Y. Tanabe
                                 Title: Senior Vice President

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